Exhibit 3.1

CERTIFICATE OF AMENDMENT OF
CERTIFICATE OF INCORPORATION OF MAWSON INFRASTRUCTURE GROUP INC.

Mawson Infrastructure Group Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certifies as follows:

1. This Certificate of Amendment (the “Certificate of Amendment”) amends the provisions of the Corporation’s Certificate of Incorporation filed with the Secretary of State on February 10, 2012, as amended February 28, 2012, July 18, 2013, November 15, 2017, March 1, 2018, March 17, 2021, June 9, 2021, August 11, 2021 and February 6, 2023 (as amended, the “Certificate of Incorporation”).

2. Section 3.1(ii) of Article III of the Certificate of Incorporation is hereby amended and restated in its entirety such that, as amended, said section shall read in its entirety as follows:

(ii) Upon this Certificate of Amendment to the Certificate of Incorporation becoming effective pursuant to the General Corporation Law of the State of Delaware (the “Effective Time”), the shares of common stock issued and outstanding or held in the treasury of the Corporation immediately prior to the Effective Time shall be reclassified as and combined into a smaller number of shares of common stock such that every twenty (20) shares of common stock shall, at the Effective Time, be automatically reclassified and combined into one (1) validly issued, fully-paid and nonassessable share of common stock automatically and without any action by the holder thereof (the “Reverse Stock Split”). The par value of the common stock immediately following the Effective Time shall remain at $0.001 par value per share. If the shares of common stock held by any holder of common stock immediately prior to the Effective Time are collectively reclassified pursuant to the Reverse Stock Split into a fractional number of shares of common stock, the Corporation shall issue to such holder such fractions of a share of common stock as are necessary to round the number of shares of common stock held by such holder immediately following the Effective Time up to the nearest whole number of shares in consideration for the corporate benefits to the Corporation arising from not having to issue fractional shares or pay in cash the fair value of such fractional shares in lieu of the issuance thereof. Each stock certificate or book-entry position that, immediately prior to the Effective Time, represented shares of common stock that were issued and outstanding immediately prior to the Effective Time shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of common stock after the Effective Time into which the shares of common stock formerly represented by such certificate or book-entry position shall have been reclassified and combined pursuant to the Reverse Stock Split after giving effect to the issuance contemplated by the immediately preceding sentence.

3. This amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

4. All other provisions of the Certificate of Incorporation shall remain in full force and effect.

5. The effective date and time of the Certificate of Amendment in accordance with Section 103(d) of the General Corporation Law of the State of Delaware is 5:00 p.m. Eastern Daylight Time on November 20, 2025.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by Kaliste Saloom, its Interim Chief Executive Officer, General Counsel and Corporate Secretary, on November 19, 2025.

By	/s/ Kaliste Saloom
Kaliste Saloom
Interim Chief Executive Officer, General Counsel and Corporate Secretary